Exhibit 3.4

TERM SHEET

This term sheet (the “Term Sheet”) outlines proposed terms of a potential licensing transaction between Gro Estate, Inc, a Wyoming corporation (“Company”), and Green Blue Marketplace, LLC. (“Manager”). Each of the Company and Manager will be referred to herein as a “Party”, and collectively as the “Parties”. The Parties intend that the provisions of Part B of this Term Sheet (the “Binding Terms”) will be binding on and enforceable against each of them. Except for the Binding Terms: (a) none of the provisions of this Term Sheet shall constitute an obligation binding on any Party and all such provisions are subject to the completion of financial, commercial and legal due diligence satisfactory to the Parties; and (b) except with respect to the Binding Terms, there is no obligation on either Party until the execution and delivery of Definitive Agreements (as defined below).

PART A: NON-BINDING TERMS

Collaborative Agreement

Overview:	The Company develops farming facilities that allow farmers to grow produce and develop marketplaces for the sale of such produce in urban settings (“Community Gardens”). The Company plans on developing up to twenty (20) Community Garden facilities throughout the United States (“Project”) with the goal of providing food security in disadvantage areas. Manager is experienced at managing agricultural and farming projects similar to those of Community Gardens. Company and Manager desire to jointly develop Project. Manager may also provide technology and marketplace access for in door growing.

Company Contribution:	With respect to the Project, the Company will provide each Community Garden location: (i) equipment leasing in an amount up to $1,000,000, (ii) a revolving line of credit in an amount up to $200,000 to be used primarily for the initial buildout and working capital, including marketing expenses, and (iii) consulting services to each Community Garden.

Manager Contribution:	With respect to the Project, Manager will provide Management Services (as defined below) for the Project pursuant to the terms of a Management Services agreement as further described herein.

Management Services Agreement

Management Service:	Management services will include the provision of, or arranging for, a comprehensive range of administrative, business, facilities, equipment, information technology, infrastructure, management, sales and marketing and other support services required for the operation of the Project and sales of the products grown. (collectively, “Management Services”).

Community Outreach:	As part of the Management Services, Manager has and will actively seek community and corporate partnerships and collaborations to promote Community Garden locations in local communities. Manager will all seek to align each Community Garden with local non-profit and charitable organizations and develop a charitable giving plan for each Community Garden location.

Exclusivity:

During the term of the Project, the Company will appoint Manager as its sole and exclusive provider of Management Services, and Manager shall serve as the Company’s sole and exclusive manager with respect to the Project. Manager also agrees to provide Management Services to the Company.

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Accounting:	Manager shall arrange for the sale of all products grown within the Community Gardens and to cover all costs of operations and make all payments to vendors. The Manager will provide quarterly financial statements along with an annual audit to the Company and the Company shall have the right to independently audit such financial statements.

Insurance:

Manager shall maintain in full force and effect insurance policies in connection with the performance of the Management Services and operations of each Community Garden location, including insurance on the buildings and equipment thereon, and the inventory, including but not limited to public liability insurance, general liability insurance, property damage and personal injury insurance, and fire and theft coverage if able. Manager shall bear the cost of any such insurance coverage and Manager shall provide proof of insurance coverage to Company. If Manager’s insurance coverage does not cover Company's damages arising from the Management Services and operations of the Project, Manager shall indemnify the Company for any damage which is not covered by Manager’s insurance, as provided below.

Personnel:

Manager will be responsible for the hiring of all employees or independent contractors for the development and operations of each Community Garden. Manager will employ and/or enter into consulting contracts with all persons who work on the Project. All personnel will be either employees or independent contractors of Manager, and Company shall not be responsible for any income and payroll tax withholding and reporting. Manager shall supervise the work conducted by and employee, contractor, consultant and all sub-subcontractors, their agents and all other persons performing any services to the Project in such manner which is consistent with the highest industry standards applicable to the operation of the Community Gardens and in compliance with all State, Federal, County and Municipal rules and regulations.

Compliance with Governmental Regulations

Manager shall take all required action to comply promptly with all State, Federal, County and Municipal rules, regulations and orders, provided, however, that if Company is contesting or has affirmed its intention to contest any such rule, regulation or order, Manager shall not take any action with consulting Company. Manager shall, within forty-eight (48) hours of receipt of any Federal, State, County or Municipal rule, regulation or order, notify Company in writing of its receipt of such order, rule or regulation.

Management Fees:	As compensation for the Management Services provided by Manager, Manager will be entitled to one hundred (100%) of the net profits generated by the Community Gardens as a management fee.
Buyout Option:

Manager has the right to buy out the Management Agreement, Master Equipment Lease and Credit Facility. To exercise the Buyout Option, Manager will be required to deliver to the Company such number of shares of preferred stock having a face value equal to 120% of Company’s total invested capital consisting of: (i) the capital cost of the Equipment Lease and (ii) outstanding balance of the Credit Facility. The Buyout Option can be exercised at any time except for during a Blackout Period. For purposes of the Management Agreement, a Blackout Period will be at any time that the Company has entered into a term sheet to: (i) enter into a fundamental transaction to sell the Company or substantially all of its assets or (ii) sell one or more of the Community Garden locations.

Equipment Lease:

Master Equipment Lease:	Company will provide the Project with a 10-year master equipment lease (“Master Equipment Lease”) in an initial principal amount of up to $1,000,000 per Community Garden location.

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Equipment:	All equipment leased pursuant to the Master Equipment Lease (the “Equipment”) will be used by Manager in connection with providing the Management Services and the operations of the respective Community Garden location.

True Lease:	The Parties intend that Master Equipment Lease constitute a true lease under applicable law and not a sale or financing arrangement. Company retains title to the Equipment at all times. Manager acquires no ownership, title, property, right, equity, or interest in the Equipment other than its leasehold interest solely as lessee subject to customary terms for similar transactions.

Security Interest:	In the event that the Master Equipment Lease is recharacterized under applicable law as a secured financing or a lease intended for security, Manager shall grant Company a first priority security interest in the Equipment and all proceeds thereof, to secure the payment of Manager’s obligations under the Master Equipment Lease agreement. The Parties each agree to execute, acknowledge, deliver, file, and record, or cause to be executed, acknowledged, delivered, filed, and recorded such further documents (including without limitation UCC financing statements), and to do all such things and acts, necessary to ensure that such security interest would be a perfected first priority security interest under applicable law.

Base Rent:	The base annual rent for the Equipment under the Master Equipment Lease will be equal to 10% of the capital cost of the Equipment, paid quarterly.

Net Lease:	The Parties intend that the Master Equipment Lease be a “net lease.” In addition to the Base Rent, Manager will be responsible for maintaining, repairing and insuring the Equipment, as well as paying all applicable property taxes with respect to any Equipment.

Change in Control:	In the event of a change in control of any Community Garden location, the aggregate capital cost of the Equipment at such location will immediately become due and payable.

Other Conditions:	The Master Equipment Lease will be subject to such representations, warranties and covenants as is customary in a transaction of this type.

Credit Facility

Facility:	The Company will provide the Manager with a 10-year Credit Facility to be utilized to cover build-out, initial marketing and initial operating costs for each Community Garden. It is estimated that these costs will not exceed $200,000 per Community Garden. The total amount drawn for each facility will be added to the amount of the credit facility.

Interest Rate:	Interest on the facility will equal 10% per annum, will be calculated on a 360-day basis and be payable in arrears on a quarterly basis.

Maturity:	At maturity, the Credit Facility and any accrued and unpaid interest shall become immediately due and payable.

Change in Control:	In the event of a change of control of any Community Garden location, the outstanding loan amount for that location will become due and payable.

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Company Consulting Services

Services:	The Company will provide each Community Garden and Manager with consulting services. The services will include but not be limited to: (i) reviewing and providing recommendations regarding the Projects’ direct to consumer marketing strategies, and providing assistance, if requested by Manager, with respect to implementation; (ii) reviewing and providing alternatives to advertising and social media outreach related to the Project and providing alternatives for purchasing such ads; (iii) undertaking a comprehensive review of markets to determine optimal location to open Community Gardens; (iv) assisting in a review of product expansion opportunities; (v) exploring opportunities for technological advancement related to the equipment including water purification technology, computer controls and other technological advancements; and (vi) general business consultation on an as requested basis (collectively “Consulting Services”).

Consulting Fees:	As compensation for Consulting Services, the Company will be entitled to ten percent (10%) of the gross revenues generated by each Community Garden location, as a consulting fee.

Change in Control:	In the event of a change in control, the Company will be entitled to 10% of the net consideration (after deducting the return of the capital outlays for the equipment and credit facility) received by the Manager or Community Gardens resulting from such transaction. In the event of a sale/change of control, all proceeds will be received within an escrow account controlled by Company’s counsel and distributed according to this section.

Intellectual Property

Ownership and Prosecution of Intellectual Property:

All right, title, and interest in and to any and all inventions, discoveries, know-how, trade secrets, data, works of authorship, processes, improvements, and subject matter, whether or not patentable or registrable, conceived, developed, reduced to practice, or created by either Party or their respective employees, agents, or contractors, to the extent arising from or relating to the Project, shall be the sole and exclusive property of the Company. All such rights shall be deemed “works made for hire” to the extent permitted by law, and otherwise are hereby irrevocably assigned to the party that contributes the Intellectual Property.

The party that contributes the Intellectual Propertywill have sole decision-making authority and right, at its sole cost and expense, over the preparation, filing, prosecution, issuance, and maintenance of applications and registrations covering any inventions or discoveries arising from the Project or transactions contemplated thereby.

Other Terms & Agreements

Definitive Agreement:	The detailed terms and conditions of the arrangements outlined herein will be set forth in definitive agreements (the “Definitive Agreements”), with the understanding that the Definitive Agreements will contain, in addition to the items addressed above, certain representations and warranties, provisions regarding the protection, prosecution and enforcement of intellectual property rights, confidentiality and non-disclosure obligations, indemnification, certain operating and governance covenants, and conditions to effectiveness, that are customary for transactions of this kind. The Parties anticipate that the Definitive Agreements will include but not be limited to: (i) a Management Services Agreement, (ii) a Master Equipment Lease, (iii) Credit Facility Agreement, and (iv) a Company Consulting Agreement.

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PART B: BINDING TERMS

Exclusivity:	During the 180-day period commencing on the date of last signature of this Term Sheet, (as may be extended pursuant hereto, the “Exclusivity Period”), the Parties agree to negotiate in good faith to finalize and execute the Definitive Agreements and shall not, directly or indirectly, through any affiliate, officer, director, agent or otherwise, make, solicit, initiate or encourage submission of any proposal or offer from any third party (a “Person”) relating to any transaction similar to the Project, the development and management of clinics or any other transaction that would effectively prohibit the Parties from negotiating the proposed transaction under this Term Sheet (each, a “Proposal”). Each Party agrees (i) to terminate immediately all ongoing contacts or negotiations, if any, with respect to any Proposal (except with the Parties hereto), and (ii) to promptly notify the other Party if any Proposal, or any inquiry or contact with any Person with respect thereto, is made, and shall provide the other Party with such information regarding such Proposal, inquiry or contact as such Party may request.

Confidentiality:	“Confidential Information” means any non-public information, whether oral, written, electronic, or in any other form, that is disclosed by one party to the other and is designated as confidential or that a reasonable person would understand to be confidential based on the nature of the information and the circumstances of disclosure. Confidential Information includes, without limitation, business plans, financial data, customer information, trade secrets, intellectual property, and proprietary know-how. The Parties agree to keep all Confidential Information confidential and to cause their employees, agents, and affiliates to keep such information confidential. Information disclosed hereunder pursuant to this Term Sheet will be Confidential Information, except to the extent required to be disclosed by the Company pursuant to requirements under its anticipated Regulation A Offering and pursuant to U.S securities laws. In addition, neither Party nor any of its affiliates will use the name of the other Party or any affiliate of the other Party in any manner, context or format (including reference on or links to websites, press releases, etc.) without obtaining in each instance the prior written consent of such other Party.

Expiration:	This Term Sheet, if not mutually executed by the Parties, will expire at 12:01 a.m., Eastern Time on August 31, 2025.

Governing Law:	The Definitive Agreements will be governed by and construed and enforced in accordance with the internal laws of the State of New York (why NY?), without regard to the principles of conflicts of law thereof. Each Party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Term Sheet, the Definitive Agreements and any other transaction documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any provision contained in the Definitive Agreements), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding.

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IN WITNESS WHEREOF, the Parties have caused this Term Sheet to be executed by their duly authorized representatives as of the date set forth herein.

COMPANY: GROESTATES, INC.

By: ____________________________

Name: Dominic Colvin

Title: CEO

Address: 30 N Gould St Suite R

 Sheridan, WY 82801

Facsimile:______________________________

E-mail: ________________________________

Attention: CEO

MANAGER: GREEN BLUE MARKETPLACE, LLC.

By: ___________________________________

Name:_________________________________

Title: __________________________________

Address: ______________________________

 ______________________________

Facsimile: ______________________________

E-mail: _________________________________

Attention: _______________________________

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